

August 4, 2008

Via Facsimile (212) 451-2222 and U.S. Mail

Andrew M. Freedman
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re: Point Blank Solutions, Inc.**
> **Additional Definitive Soliciting Materials filed by Steel Partners II,**
>   **L.P. et. al.**
> **Filed July 21, 2008**
> **File No. 001-13112**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Definitive Soliciting Materials filed July 21, 2008

1.   Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note your disclosure (i) referring to the company's delay of the annual meeting as a "banana-republic-like maneuver," (ii) that the company has used "deception" in its actions towards you, (iii) that the company's postponement of the annual meeting "was designed to block the democratic process, limit accountability and further entrench the Board

and management team," (iv) that the company's board "will say and do anything to entrench itself at the expense of its stockholders," and (v) questioning whether the company was interested in disenfranchising stockholders.

2.   Note that each statement or assertion of opinion or belief must not only be clearly characterized as such, but must also have a reasonable factual basis. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following disclosure:

- "The postponement was a unilateral stunt pulled by a Board in fear of losing an election contest and was designed to block the democratic process, limit accountability and further entrench the Board and management team…This Board will say and do anything to entrench itself at the expense of its stockholders. The purported strategic review being facilitated by Wachovia Securities appears to be nothing short of an excuse to further delay the 2008 Annual Meeting and further entrench management. Ask yourself whether you believe this Board was truly serious about exploring alternatives to maximize stockholder value or whether the Board was more interested in disenfranchising stockholders? We think the answer is obvious."

With respect to these statements, provide us with the appropriate support or confirm that you will refrain from making similar statements in future soliciting materials.

3.   We note your disclosure that "Steel Partners has a proven track record of taking actions that are in the best interest of all stockholders" and that your nominees "have track records of creating value in the defense sector." Please provide us with support for these assertions, including a balanced presentation of the historical actions of Steel Partners and its nominees that bore positive and negative results. Also, confirm that in future soliciting materials containing these assertions, you will include this support.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions